EXHIBIT 12

COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

For the Three Months ended March 31, 2002

(Dollar Amounts in Thousands)

Allegheny
Energy, Inc.
Earnings:
Net income *	$ 104,233
Plus: Fixed charges (see below)	77,137
Income taxes	59,416
Amort of capitalized interest	99
Less: Capitalized interest	(3,939)
Preferred Dividends	(1,259)
Inc from unconsolidated equity investees	(1,022)

Total Earnings	$ 234,665

Fixed Charges:
Interest on long-term debt and other interest	$ 71,110
Preferred dividends	1,972
Estimated interest
component of rentals	4,055

Total Fixed Charges	$ 77,137

Ratio of Earnings to Fixed Charges	3.04

* Net income excludes Minority Interest of $1,337 and Preferred Dividends of $1,259.